UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67270

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Park Madison Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Harbor Road
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Nancy Ina Lashine_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Park Madison Partners LLC_____ , as of _12/31_____ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: **NANCY LASHINE**

Title: Managing Partner

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Park Madison Partners, LLC

Financial Statement
With Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2025

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Park Madison Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Park Madison Partners, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Park Madison Partners, LLC's auditor since 2023.

Hauppauge, New York
March 26, 2026

Nawrocki Smith LLP

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	867,124
Investments, at fair value		3,782,460
Due from customers		8,880
Accounts receivable		8,689,550
Fixed assets		-
Prepaid expenses and Other Assets		194,828
Security deposits		28,850
Right of Use Asset		1,971,689
TOTAL ASSETS	$	15,543,381

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued liabilities	$	156,021
Deferred revenue		94,194
Lease liability		2,313,151
TOTAL LIABILITIES		2,563,366
MEMBERS' EQUITY		12,980,015
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	15,543,381

See accompanying notes to financial statement

Notes to Financial Statement
As of And For The Year Ended December 31, 2025

1. Organization and Nature of Business

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract, which approximates when services are performed, in compliance with the newly effective revenue recognition rules. In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

Advisory income revenues received in connection with placement engagements will be recognized as services are performed, in compliance with the revenue recognition rules. The Company believes services are performed approximately in line with when payments are received, similar to management and advisory contracts. Therefore, revenue will be recognized pro-rata over the life of the agreement.

Revenue for success fees earned for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor. However, If the Company is still obligated to provide any services post close, revenue will be recognized per the revenue recognition rules.

In some cases, based on the contract, the receipt of some portion of a success fee may be paid subsequent to the date the success fee is earned. In certain cases, interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable. In any event, revenue earned in this case will be recognized per the recently effective revenue recognition rules. No interest has been charged on success fee staged payments during 2025.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

Significant Judgments

The Company applies judgment in determining the timing of revenue recognition, particularly for advisory fees, where revenue is recognized over time based on the stage of completion.

Notes to Financial Statement
As of And For The Year Ended December 31, 2025

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Money Market Fund	$ 3,599,077			$ 3,599,077
Bond Fund	183,383			183,383
Total Securities, at fair value	**$ 3,782,460**	**$ -**	**$ -**	**$ 3,782,460**

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes, except as noted following. Accordingly, the members report their share of the Company's income or loss on their income tax returns.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2021.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Notes to Financial Statement
As of And For The Year Ended December 31, 2025

Accounts receivable and allowance for credit losses

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. As of December 31, 2025 the Company has deemed all receivables collectible and has not recorded an allowance for doubtful accounts.

3. CONCENTRATIONS

Two clients accounted for approximately 49% of investment advisory and private placement revenue for the current year.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. As of December 31, 2025, amounts excess the insurance limit were $617,124.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end securities in this financial institution exceeded SIPC insurance limits by approximately $3.28 million.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the projected receivables as of year-end to be collected over the next three years are as follows:

2026	6,141,862
2027	1,663,577
2028	884,111
	$ 8,689,550

5. 401K PLAN

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year.

6. OPERATING LEASES

On July 07, 2021, the Company entered into an operating lease agreement to lease office space in New York City, which expires August 12, 2029. The Generally Accepted Accounting Principles ("GAAP") lease accounting standard ASC 842 requires all leases longer than 12 months to be recorded as assets and liabilities on balance sheets. Rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right-of-use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and, as a result, amortized the lease liability throughout 2025. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight-line basis.

Notes to Financial Statement
As of And For The Year Ended December 31, 2025

6. OPERATING LEASES (Continued)

As of December 31, 2025, the future minimum lease payments for the Company's operating lease for each of the years ending December 31 were as follows:

Future Maturities of Leases	
	Operating
2026	729,988
2027	729,988
2028	729,988
2029	486,659
Total Lease Payments	2,676,623
Less: Interest	(363,472)
Total Maturities	**2,313,151**

Weighted Average Calculations	
Lease Term	Operating
Current Year End	12/31/2025
Number of Months	45
Ending Obligation	2,313,151
Discount Rate	
Total Remaining Payments	2,676,623
Discount Rate	8.00%
Ending ROU Asset Balance	1,971,689
Ending Accrued Interest	15,118

7. FIXED ASSETS

Depreciation is provided on the straight-line method over the estimated useful lives.

		Estimated Useful Life
Equipment	$ 88,493	5 years
Furniture and fixtures	11,513	7 years
Subtotal	100,006	
Less accumulated depreciation	(100,006)	
	$ -	

Notes to Financial Statement
As of And For The Year Ended December 31, 2025

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company's net capital was $3,806,785 which exceeded required net capital of $39,445 by $3,747,618. The percentage of aggregate indebtedness to net capital was 15.54%.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory fees. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews revenues and expenses presented on a basis consistent with the presentation of the statement of income for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

9. COMMITMENTS AND CONTINGENCES
The Company is subject to litigations in the normal course of business, The Company has no litigation in progress as of December 31, 2025.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since January 1, 2026 to March 26, 2026 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.